UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

16 November 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact: Blue Square-Israel Ltd. Emanuel Avner, CFO Toll-free telephone from U.S. and Canada: 888-572-4698 Telephone from rest of world: 972-3-928-2220 Fax: 972-3-928-2299 Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES FINANCIAL RESULTS OF
THE THIRD QUARTER OF 2005

–14.5% Increase in Revenues With a 15.4% Increase in Operating Profit–

ROSH HA’AYIN, Israel – November 16, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the third quarter and nine month period ended September 30, 2005.

Results for the Third Quarter
Revenues:The Company’s revenuesfor the third quarter of 2005 were NIS 1,585.6 million (U.S. $344.8 million)(a), an increase of 14.5% compared with NIS 1,384.5 million in the third quarter of 2004. The growth in sales reflects:
■	The collapse of the Clubmarket chain, which led to a substantial increase in the number of shoppers in the Company's stores;
■	Stronger redemption of Gift Certificates as compared to 2004 and the success of the Company's marketing initiatives;
■	The opening of 7 stores during the 12 months between the reporting date and the parallel period of 2004; and
■	The contribution of Kfar Hashaashuim’s sales for the period (see Note B), increasing the Company’s revenues by NIS 58.5 million (U.S. $12.7 million).

Gross Profit: Gross Profit for the third quarter of 2005 increased by 13.4% to NIS 402.0 million (U.S. $87.4 million) compared with NIS 354.5 million in the third quarter of 2004, reflecting the quarter’s higher revenues mitigated by strong competition and price pressure in the Company’s markets. The gross margin for the third quarter of 2005 was 25.4% compared to 25.6% in the third quarter of 2004.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the third quarter of 2005 increased by 13.1% to NIS 342.9 million (U.S. $74.6 million) compared with NIS 303.3 million in the third quarter of 2004. As a percentage of revenues, expenses for the quarter were 21.6% of sales, a slight reduction compared to 21.9% in the parallel quarter of 2004. This reflects:
■	Aggressive advertising and marketing campaigns carried out during the quarter;
■	A significant increase in electricity and energy expenses; and
■	Expenses of new stores opened during the prior 12 months.

Operating Income: Operating Income for the third quarter of 2005 increased by 15.4% to NIS 59.2 million (U.S. $12.9 million) compared with NIS 51.3 million in the third quarter of 2004. Operating margin for the quarter was 3.7%, the same as 3.7% recorded in the third quarter of 2004.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time expenses) for the third quarter of 2005 was NIS 92 million (U.S. $20 million), an increase of 4.9% compared with NIS 87 million in the third quarter of 2004.

Financial Expenses: The Company’s Financial Expenses for the third quarter of 2005 were NIS 21.4 million (U.S. $4.6 million), an increase of 53.2% compared to NIS 13.9 million in the third quarter of 2004. The increase reflects a significant rise of 1.4% in the Consumer Price Index (“CPI”) during the reporting period, increasing the interest due on the Company’s CPI-linked debt. For the parallel period of 2004, there was no change in the CPI.

Other Expenses (net): Other Expenses (net) for the third quarter of 2005 were NIS 0.5 million (U.S. $99,000), a decrease of 86.8% compared to NIS 3.4 million in the third quarter of 2004. Other Expenses for the period related primarily to the closing of stores, while Other Expenses for the third quarter of 2004 reflected employee dismissals.

Net Income: The Company’s net income for the third quarter of 2005 was NIS 17.7 million (U.S. $3.8 million), or NIS 0.46 per ADS (U.S. $0.10), compared to NIS 18.9 million, or NIS 0.49 per ADS, for the comparable period of 2004. The decrease reflects the quarter’s higher financial expenses and minority interest compared to the third quarter of 2004, offset somewhat by the quarter’s higher operating income.

Other Operating Data:
—	Despite continued strong competition and price pressure, the Company’s Same Store Sales for the third quarter increased by 4.8%, reflecting the effect of the Clubmarket crisis and the success of the Company’s marketing initiatives. Same Store Sales for the third quarter of 2004 decreased by 0.7% compared to the comparable period of the previous year.
—	Sales per square meter increased by 7.6% in the third quarter of 2005 compared to the third quarter of 2004, reaching NIS 4,991 (US $1,086) per square meter.
—	Sales per employee increased by 5.0% in the third quarter of 2005 compared to the third quarter of 2004, reaching NIS 228 thousand (U.S. $49.5 thousand) per employee.
—	During the third quarter of 2005, the Company opened 4 stores and closed 1, increasing the chain by a net total of 9,800 square meters.

Results for the First Nine Months
Revenues: The Company’s revenues for the first nine months of 2005 increased by 8.3% to NIS 4,321.5 million (U.S. $939.9 million)(a) compared to NIS 3,988.9 million in the first nine months of 2004. The growth in sales derives from all the factors explained in Results for the Quarter above, including the Clubmarket crisis, stronger gift certificate redemption, success of the Company’s marketing initiatives, store openings during the prior 12 months and the contribution of Kfar Hashaashuim’s sales during the third quarter (see Note B). In addition, sales were positively affected by the Company’s brand consolidation program, which was implemented throughout 2004.

Gross Profit: Gross profit for the first nine months of 2005increased by 6.8% to NIS 1,114.6 million (U.S. $242.4 million) compared to NIS 1,043.4 million in the first nine months of 2004 due to the higher revenues. Gross margin for the period decreased to 25.8% compared to 26.2% in the first nine months of 2004. This reflects:
—	An increase in discounts associated with the redemption of gift certificates during holiday seasons;
—	An increase in the proportion of discount sales in the overall sales mixture due to the Company’s consolidation program; and
—	Continued strong competition throughout the Company’s markets.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the first nine months of 2005 increased by 6.5% to NIS 944.0 million (U.S. $205.3 million) compared to 886.0 million in the first nine months of 2004, reflecting the factors explained in Results for the Quarter above, including increased electricity and energy costs, expenses of new stores and aggressive advertising and marketing campaigns. However, as a percentage of revenues, expenses declined to 21.8% of sales from 22.2% in the parallel period of 2004.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time charges) for the first nine months of 2005 was NIS 269 million (U.S. $58.5 million), compared with NIS 263 million in the first nine months of 2004.

Operating Income: Operating income for the first nine months of 2005 increased by 8.4% to NIS 170.6 million (U.S. $37.1 million) compared to NIS 157.4 million in the first nine months of 2004. This reflects the increased revenues and gross profit for the period, mitigated somewhat by increased Selling, General & Administrative expenses. Operating margin for the first nine months was 3.9%, the same as it was in the first nine months of 2004.

Financial Expenses: Financial expenses for the first nine months of 2005 increased by 6.4% to NIS 44.1 million (U.S. $9.6 million) compared to NIS 41.4 million in the first nine months of 2004. The increase in financial expenses reflects the significant rise of the CPI during the reporting period, mitigated by reductions in foreign currency rates that impacted the valuation of a loan linked to a foreign currency.

Other Expenses (net): Other expenses (net) for the first nine months of 2005 were NIS 1.5 million (U.S. $0.3 million) compared to NIS 9.7 million in the first nine months of 2004. Other expenses for the period reflected capital losses related to store closures and reserves, countered by a capital gain related to the sale of one of the Company’s small subsidiaries. Other expenses for 2004 reflected impairment of assets as well as expenses related to store closures and employee dismissals.

Net Income: The Company’s net income for the first nine months of 2005 increased by 19.6% to NIS 63.2 million (U.S. $13.7 million), or NIS 1.63 per ADS (U.S. $0.35), compared to NIS 52.8 million, or NIS 1.37 per ADS, for the first nine months of 2004.

Other Operating Data:
—	The Company’s Same Store Sales for the first nine months increased by 1.8%.
—	Sales per square meter increased by 4.4% in the period compared to the first nine months of 2004, reaching NIS 14,070 (US $3,060) per square meter.
—	The Company’s sales per employee increased by 4.8% in the period compared to the first nine months of 2004, reaching NIS 676 thousand (U.S. $147 thousand) per employee.
—	During the first nine months of 2005, the Company opened 7 stores and closed 3, adding a net total of 12,000 square meters to the chain.

Comments of Management
Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “We are pleased to report another quarter of rising revenues, same-store sales, gross and operating profits, especially given a marketplace characterized by irrational pricing policies, relentless competition and skyrocketing expenses. The collapse of Clubmarket in July has worked in our favor, increasing our sales to some extent. However, the primary driver of our growth continues to be the steady execution of a sane strategy focused on intelligent brand management, aggressive expansion and diversification – all within a framework of economic pricing policies and efficiency. During the quarter, we moved forward in each of these areas.

■	Taking our brand consolidation program to the next level, we have restructured our operations around our three brands, transforming each into an autonomous division with full operational responsibility. As part of this process, we have moved all marketing and operating operations from the corporate level to the brand divisions, a step that has allowed us to eliminate two VP positions, significantly reducing our corporate overhead. We believe this will lead to significant improvement in the performance of each brand while improving our overall profitability.

■	During the quarter, we acquired three new stores that had been flagship operations for our competitors, giving us new selling space in important locations. We continue to evaluate the new expansion opportunities that are arising in a dynamic marketplace.

■	To diversify our revenues, we also continue to move carefully into new retail sectors. Our acquisition of Kfar Hashaashuim in May placed us solidly in the toy, houseware and dollar store business, areas that have already begun contributing nicely to our results.”

Mr. Unger concluded, “In the quarters ahead, we will continue executing according to this proven work plan with the goal of expanding our share of a competitive but evolving and high-potential marketplace.”

The Company’s Board of Directors today empowered the Company’s management to carry out activities aimed at maximizing the value of its real estate assets, including, if required, the spin-off of these assets into a subsidiary company.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at September 30, 2005: U.S. $1.00 equals NIS 4.598. The translation was made solely for the convenience of the reader.

NOTE B: Kfar Hashaashuim

Further to the closing of the Company’s acquisition of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“Kfar Hashaahuim”) in May, 2005, Kfar Hashaashuim’s balance sheet and operating results of the third quarter have been consolidated into the Company’s consolidated financial statements. Comparison data from parallel periods in 2004 include no contribution from Kfar Hashaashuim.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 168 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2005

	December 31, 2004	September 30,		Convenience translation(a) September 30, 2005
		2004	2005
	NIS			U.S. Dollars
	In thousands
	(Audited)	(Unaudited)		(Unaudited)

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	47,359	77,484	79,289	17,244
Trade receivables	483,524	572,153	697,126	151,615
Other accounts receivable	145,292	208,048	238,027	51,768
Inventories	288,042	283,007	383,619	83,432

Total current assets	964,217	1,140,692	1,398,061	304,059

INVESTMENT IN AN ASSOCIATED COMPANY	2,795	3,193	3,272	712

FIXED ASSETS, NET OF ACCUMULATED
PRECIATION AND AMORTIZATION	2,011,599	2,027,304	1,969,906	428,427

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	100,400	96,988	95,373	20,742

	3,079,011	3,268,177	3,466,612	753,940

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2005

	December 31, 2004	September 30,		Convenience translation(a) September 30, 2005
		2004	2005
	NIS			U.S.Dollars
	In thousands
	(Audited)	(Unaudited)		(Unaudited)

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Short-term credit from banks	136,541	159,257	245,742	53,445
Trade payables	837,757	880,757	1,046,650	227,632
Other accounts payable and accrued expenses	331,614	445,073	456,635	99,313
Dividend payable	38,971	-	-	-

Total current liabilities	1,344,883	1,485,087	1,749,027	380,390

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	390,375	412,406	341,885	74,355
Debentures	200,000	200,000	203,177	44,188
Convertible debentures	186,193	186,193	183,546	39,919
Deferred income taxes	14,576	14,104	14,269	3,103
Liability for employee rights, net of amount funded	26,894	26,051	27,696	6,023

Total long-term liabilities	818,038	838,754	770,573	167,588

MINORITY INTEREST	96,780	93,343	108,520	23,602

SHAREHOLDERS' EQUITY	819,310	850,993	838,492	182,360

	3,079,011	3,268,177	3,466,612	753,940

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005

	Year ended December 31, 2004	Nine months ended September 30,		Three months ended September 30,		Convenience translation(a) for the three months ended September 30, 2005
		2004	2005	2004	2005
	NIS					U.S. Dollars
	In thousands (except share and per share data)
	(Audited)	(Unaudited)				(Unaudited)

Sales	5,365,784	3,988,851	4,321,496	1,384,523	1,585,581	344,841
Cost of sales	3,962,303	2,945,465	3,206,930	1,029,983	1,183,540	257,403

Gross profit	1,403,481	1,043,386	1,114,566	354,540	402,041	87,438
Selling, general and administrative expenses	1,203,391	885,985	943,923	303,280	342,864	74,568

Operating income	200,090	157,401	170,643	51,260	59,177	12,870
Financing expenses, net	58,090	41,418	44,066	13,946	21,371	4,648

	142,000	115,983	126,577	37,314	37,806	8,222
Amortization of goodwill	5,870	4,371	4,687	1,457	1,752	381
Other expenses, net	19,593	9,654	1,478	3,442	455	99

Income before taxes on income	116,537	101,958	120,412	32,415	35,599	7,742
Taxes on income	41,230	38,210	44,670	10,830	12,860	2,797

Income after taxes on income	75,307	63,748	75,742	21,585	22,739	4,945
Share in profit (losses) of associated
company, net	(1,204)	(806)	437	-	-	-
Minority interest in profits of
subsidiaries, net	13,555	10,116	13,004	2,659	5,088	1,106

Net income	60,548	52,826	63,175	18,926	17,651	3,839

Net income per Ordinary share or ADS	1.57	1.37	1.63	0.49	0.46	0.10

Weighted average number of shares or ADS
used for computation of income per
share	38,782,336	38,782,336	38,950,091	38,782,336	38,950,091	38,950,091

BLUE SQUARE – ISRAEL LTD.

SELECTED OPERATING DATA

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005

	Nine months ended September 30		Three months ended September 30		Convenience translation(a) for the three months ended September 30 2005
	2004	2005	2004	2005
	NIS	NIS	NIS	NIS	U.S.$
	(Unaudited)				(Unaudited)

Sales (in millions)	3,989	4,321	1,385	1,586	341

Operating income (in millions)	157	171	51	59	13

EBITDA (in millions)
(excluding one-time expenses)	263	269	87	92	20

EBITDA margin
(excluding one-time expenses)	6.6%	6.2%	6.3%	5.8%	NA

Increase (decrease) in same store sales*	(1.9)%	1.8%	(0.7)%	4.8%	NA

Number of stores at end of period	164	168	164	168	NA
Stores opened during the period	7	7	3	4	NA
Stores closed during the period	4	3	1	1	NA

Total square meters at end of period	300,000	312,000	300,000	312,000	NA
Square meters added
during the period, net	9,200	12,000	2,900	9,800	NA

Sales per square meter	13,477	14,070	4,637	4,991	1,086

Sales per employee (in thousands)	645	676	217	228	49

* Compared with the same period in the prior fiscal year.